================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------


                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 31)

                              ---------------------

                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



                              ---------------------

                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



                              --------------------

                                  WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO           ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

This Amendment No. 31 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.
         (A)      LEGAL MATTERS
                  The United States District Court for the Eastern District of Michigan issued an Amended Opinion and Order in the case styled Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., et al. The Court granted the Company's motion to suspend the Court's earlier injunction pending appeal. The Court further ordered the Company to move for an expedited review of its appeal in the Sixth Circuit and ordered the Company to, while the appeal is pending, refrain from engaging in any activity to impede Simon's tender offer, including but not limited to a) repurchasing shares; b) adopting a shareholders' rights plan, i.e. poison pill; c) amending the bylaws;
d) calling a shareholder's meeting; and d) asking for consents and/or designations by shareholders. The Court did not prohibit Simon from extending its tender offer beyond May 30, 2003. In compliance with the Court's Order the Company intends to move for expedition of its appeal of the Court's earlier decision preliminarily enjoining (i) the voting of the shares owned by the members of the Taubman family (owners of over 30% of the voting power of the Company) and by certain other shareholders of the Company (owners of approximately 3% of the voting power of the Company), and (ii) the enforcement of the December 20, 2002 amendments to the Company's By-Laws. The foregoing description of the Court's Order Granting Stay of Preliminary Injunction is qualified by reference to the entire text of the Amended Opinion and Order, which is attached hereto as Exhibit No. (a)(69) and incorporated herein by reference.

ITEM 9.  EXHIBITS.

Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.                    Description
__________                     ___________

(a)(69) Order Granting Stay of Preliminary Injunction issued on May 20, 2003 by the United States District Court for the Eastern District of Michigan in the matter of Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., et al.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2003                        Taubman Centers, Inc.


                                            By:  /s/ Lisa A. Payne
                                              ----------------------------------
                                              Lisa A. Payne
                                              Executive Vice President,
                                              Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                    Description
___________                    ___________

(a)(69) Order Granting Stay of Preliminary Injunction issued on May 20, 2003 by the United States District Court for the Eastern District of Michigan in the matter of Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., et al.